Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902
(203) 585-2400

jonathan.mothner@ge.com
(203) 585-6250

August 1, 2014

VIA EDGAR TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL Amendment No. 1 to Registration Statement on
Form S-1 Filed July 3, 2014 (File No. 333-197244)

Dear Mr. Clampitt:

SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), has filed today Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-197244) (the “Registration Statement”) relating to the registration of senior notes.

In connection with the filing, set forth below are the Company’s responses to the comments from the Commission staff (the “Staff”) communicated in its letter addressed to the Company, dated July 18, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Cover Page

Our Company, page 1

1. The registration statement contains a number of blanks for information such as information related to the initial public offering, the valuation and due dates of the notes, use of proceeds, and the capitalization table. Please revise to include any missing information in your next amendment.

The Company acknowledges the Staff’s comment and advises the Staff that as previously discussed with counsel the amendment contains all missing information, other than information that will be included in a pre-effective amendment or Rule 430A information.

Michael R. Clampitt

Securities and Exchange Commission

August 1, 2014

2. Please make conforming changes consistent with the equity offering filing previously made.

The Company has revised its disclosure consistent with the equity offering filings previously made.

Underwriters, page 244

3. With a view to adding disclosure, advise the staff if any of the underwriters intend to sell to any accounts over which it exercises discretionary authority. See Item 508(j) of Regulation S-K.

The Company has added the following disclosure on page 254 in response to the Staff’s comment: “The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the aggregate principal amount of the notes.”

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner, Esq.

Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP

Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP

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